

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Nati Somekh
Vice President and General Counsel
Tower Semiconductor Ltd.
P.O. Box 619
Migdal Haemek, 23105
Israel

> **Re:** **Tower Semiconductor Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 31, 2012**
> **File No. 333-181805**

Dear Mr. Somekh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note disclosure on pages 5, 58 and 66 and from Israel Corporation's website regarding the common control among your company, Israel Corporation and the Ofer Brothers Group. We note from Israel Corporation's website that Qoros is a joint venture it has with China's Chery Automobile to manufacture and market vehicles, and we note 2011 news articles reporting that Chery has manufacturing bases in Iran and Syria, has dealerships in Iran, Syria and Cuba, and sells cars in Sudan. We also note from the U.S. Department of State's website that it sanctioned the Ofer Brothers Group in 2011 for selling a tanker to the Islamic Republic of Iran Shipping Shipping Lines, which is on the list of Specially Designated Nationals maintained by the U.S. Department of Treasury.

Iran, Syria, Sudan and Cuba are identified by the U.S. Department of State as state sponsor of terrorism and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services, products technology or components you have provided to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba. Please also discuss the potential for reputational harm resulting from Ofer Brothers Group being sanctioned for dealing with a Specially Designated National.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: Sheldon Krause
       Eilenberg & Krause LLP